UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 10, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(1) CONNECTED TRANSACTION –
NOVATION OF PURCHASE RIGHT;

AND

(2) CONTINUING CONNECTED TRANSACTION –
AIRCRAFT OPERATING LEASE

Reference is made to the 2015 Announcement in respect of the Purchase Agreement with Boeing Company regarding the purchase of 50 Boeing B737 series aircraft by the Company. Pursuant to the Purchase Agreement, the 50 Boeing 737 series aircraft were expected to be delivered to the Company in stages from 2017 to 2019, with 10 of which expected to be delivered in 2017, 25 of which expected to be delivered in 2018; and the remaining 15 of which expected to be bought and delivered in 2019.

On 10 August 2017, the Company entered into the Novation Agreement with CES Leasing Group, pursuant to which, (i) the Company agreed to novate, from the date of the Novation Agreement, its rights (including the Purchase Right) and obligations in and under the Purchase Agreement in respect of the Five Boeing Aircraft at nil consideration; and (ii) CES Leasing Group agreed to, from the date of the Novation Agreement, assume all of the rights (including the Purchaser Right) and obligations in and under the Purchase Agreement in respect of the Five Boeing Aircraft at nil consideration.

On 10 August 2017, the Company (as lessee) entered into the Aircraft Operating Lease Agreement with CES Leasing Group (as lessor(s)), pursuant to which, CES Leasing Group agreed to provide operating leasing to the Company in relation to the Five Boeing Aircraft.

The transaction contemplated under the Novation Agreement constitutes connected transaction of the Company under the Hong Kong Listing Rules. As the relevant applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the transaction contemplated under the Novation Agreement are more than 0.1% but less than 5%, the Novation is subject to the reporting and announcement requirements, but is exempt from the Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The transactions contemplated under the Aircraft Operating Lease Agreement constitute continuing connected transactions of the Company under the Hong Kong Listing Rules. As the relevant applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the transactions contemplated under the Aircraft Operating Lease Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are expected to be subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

Furthermore, as the term of the Aircraft Operating Lease Agreement exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Aircraft Operating Lease Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this announcement for further details.

BACKGROUND

Reference is made to the 2015 Announcement in respect of the Purchase Agreement with Boeing Company regarding the purchase of 50 Boeing B737 series aircraft by the Company. Pursuant to the Purchase Agreement, the 50 Boeing 737 series aircraft were expected to be delivered to the Company in stages from 2017 to 2019, with 10 of which expected to be delivered in 2017, 25 of which expected to be delivered in 2018; and the remaining 15 of which expected to be bought and delivered in 2019.

On 10 August 2017, the Company entered into the Novation Agreement with CES Leasing Group, pursuant to which, (i) the Company agreed to novate, from the date of the Novation Agreement, its rights (including the Purchase Right) and obligations in and under the Purchase Agreement in respect of the Five Boeing Aircraft at nil consideration; and (ii) CES Leasing Group agreed to, from the date of the Novation Agreement, assume all of the rights (including the Purchaser Right) and obligations in and under the Purchase Agreement in respect of the Five Boeing Aircraft at nil consideration.

On 10 August 2017, the Company (as lessee) entered into the Aircraft Operating Lease Agreement with CES Leasing Group (as lessor(s)), pursuant to which, CES Leasing Group agreed to provide operating leasing to the Company in relation to the Five Boeing Aircraft.

In respect of the proposed transactions under the Novation Agreement and the Aircraft Operating Lease Agreement, the Company invited bidding offer by way of public tender. Having considered the relevant proposals, the Company considered that the rental in respect of the operating lease of the Five Boeing Aircraft proposed by CES Leasing is the lowest and the terms of the lease surrender arrangement are in line with the requirements of the Company.

NOVATION AGREEMENT

The major terms of the Novation Agreement are set out below:

Date:	10 August 2017

Parties:	(1) the Company; and

(2) CES Leasing Group.

Subject matter:	The rights (including the Purchase Right) and obligations in respect of the Five Boeing Aircraft.

Consideration:	The parties entered into the Novation Agreement at nil consideration.

As of the date of this announcement, the Five Boeing Aircraft has not been delivered to the Company. Pursuant to the Novation Agreement, CES Leasing Group agreed to assume all of the rights, benefits, liabilities and obligations of the Company in respect of the Five Boeing Aircraft and CES Leasing Group shall pay the purchase price to Boeing Company for the acquisition of the Five Boeing Aircraft. Upon signing of the Novation Agreement, the Company shall be released and discharged of its liabilities and obligations in respect of the payment of purchase price for the Five Boeing Aircraft to Boeing Company.

As disclosed in the 2015 Announcement, the aircraft basic price of each B737 series aircraft is approximately USD91.097 million (equivalent to approximately RMB608 million) based on the relevant price catalogue in 2014 pursuant to the Purchase Agreement. In respect of the Five Boeing Aircraft, the aircraft basic price of each B737 series aircraft is approximately USD91.097 million (equivalent to approximately RMB608 million) based on the relevant price catalogue in 2014. The aircraft basic price comprises airframe price, engine price and optional equipment price.

Pursuant to the Purchase Agreement, Boeing Company has granted to the Company substantive price concessions and as a result, the actual price of each B737 series aircraft is significantly lower than the aircraft basic price.

AIRCRAFT OPERATING LEASE AGREEMENT

The major terms of the Aircraft Operating Lease Agreement are set out below:

Date:	10 August 2017

Parties:	(1) CES Leasing Group, as the lessor(s); and

(2) the Company (including wholly-owned and holding subsidiaries of the Company), as the lessee.

The aircraft to be leased:	The Five Boeing Aircraft

Term:	144 months for each aircraft from the date on which each of the Five Boeing Aircraft is delivered. Delivery date will fall on the period between August 2017 and December 2017.

Rental and other lease-related payments:	The monthly rental payable by the Company to CES Leasing Group in respect of each of the Five Boeing Aircraft will not be more than USD380,000 per aircraft.

The rental is payable by the Company on a monthly basis.

Historical Amounts and Proposed Annual Caps

As the Operating Lease contemplated under the Aircraft Operating Lease Agreement is a new continuing connected transaction with CES Leasing Group, no historical data is available for reference as far as the determination of the Proposed Annual Caps is concerned.

The Proposed Annual Cap is determined with reference to the monthly rental payable by the Company to CES Leasing Group in respect of the Five Boeing Aircraft as stipulated in the Aircraft Operating Lease Agreement. The monthly rental is determined with reference to the purchase price of the Five Boeing Aircraft.

For the year ending	Proposed Annual Cap
(million USD)

31 December 2017	5.70
31 December 2018	22.80
31 December 2019	22.80
31 December 2020	22.80
31 December 2021	22.80
31 December 2022	22.80
31 December 2023	22.80
31 December 2024	22.80
31 December 2025	22.80
31 December 2026	22.80
31 December 2027	22.80
31 December 2028	22.80
31 December 2029	17.10

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

Upon reviewing and evaluating the proposals regarding the Novation and the proposed Operating Lease, it is considered that with its stable operation, CES Leasing Group possesses the professional qualification and capacity of operating aircraft leasing business. Moreover, the level of rental and conditions for the surrender of lease has competitive edges over other tenderers.

The Novation by the Company to CES Leasing Group at nil consideration and the proposed Operating Lease will help to improve the asset management of the Company, reduce its capital pressure and lower the risks associated with the depreciation of aircraft.

The terms and conditions of the Novation are agreed after arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) are of the view that the Novation is on normal commercial terms, and that the terms of the Novation is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Directors (including the independent non-executive Directors) are of the view that (i) the Operating Lease is conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and (ii) the Proposed Annual Caps in relation to the Operating Lease are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

LISTING RULES IMPLICATIONS

CES Leasing is a non-wholly-owned subsidiary of CEA Holding, which in turn is the controlling shareholder of the Company. Each of CES Leasing and the wholly-owned subsidiaries of CES Leasing is thus a connected person of the Company (as defined under the Hong Kong Listing Rules).

The transaction contemplated under the Novation Agreement constitutes connected transaction of the Company under the Hong Kong Listing Rules. As the relevant applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the transaction contemplated under the Novation Agreement are more than 0.1% but less than 5%, the Novation is subject to the reporting and announcement requirements, but is exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

The transactions contemplated under the Aircraft Operating Lease Agreement constitute continuing connected transactions of the Company under the Hong Kong Listing Rules. As the relevant applicable percentage ratios set out in the Hong Kong Listing Rules in respect of the transactions contemplated under the Aircraft Operating Lease Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are expected to be subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Hong Kong Listing Rules.

Furthermore, as the term of the Aircraft Operating Lease Agreement exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged the Independent Financial Adviser to review the Aircraft Operating Lease Agreement and confirmed that it is in the normal business practice for contracts of this type to be of such duration. Please refer to the section headed “The View of the Independent Financial Adviser” in this announcement for further details.

The resolutions regarding the Novation Agreement and the Aircraft Operating Lease Agreement, the transactions contemplated thereunder and the relevant Proposed Annual Caps have been considered and passed at the third ordinary meeting of the Board held on 27 April 2017. As (i) Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Ma Xulun (a Director), Mr. Li Yangmin (a Director), Mr. Xu Zhao (a Director), Mr. Tang Bing (a Director) and Mr. Tian Liuwen (a Director) are members of the senior management of CEA Holding; and (ii) Mr. Gu Jiadan (a Director) is a former member of the senior management of CEA Holding within the past 12 months, they may be regarded as having a material interest in the Novation Agreement, the Aircraft Operating Lease Agreement and the transactions contemplated thereunder. As such, they have abstained from voting at the aforementioned meeting of the Board convened for the purpose of approving, among others, the Novation Agreement, the Aircraft Operating Lease Agreement and the transactions contemplated thereunder. Save as aforesaid, none of the Directors has any material interest in the Novation Agreement, the Aircraft Operating Lease Agreement or the transactions contemplated thereunder.

The transactions contemplated under the Novation Agreement and the Aircraft Operating Lease Agreement constitute connected transactions of the Company under the Shanghai Listing Rules.

THE VIEW OF THE INDEPENDENT FINANCIAL ADVISER

The Company has engaged Opus Capital Limited as the Independent Financial Adviser to provide independent advice in respect of the Aircraft Operating Lease Agreement pursuant to the requirement under Rule 14A.52 of the Hong Kong Listing Rules to explain why a period exceeding three years for the Aircraft Operating Lease Agreement is required and to confirm that it is normal business practice for agreements of this type to be of a duration longer than three years.

Opus Capital Limited has taken into account the following factors when formulating its opinion pursuant to Rule 14A.52 of the Hong Kong Listing Rules:

(a)	the Aircraft Operating Lease Agreement provides the Company with a certainty on the availability of the aircrafts for a fixed tenure, and therefore, the business operation will not be easily disrupted due to lack of aircrafts;

(b)	a long lease tenure will enable the Company to fix its operating lease rental costs and reduce the uncertainty on its operating cash flow;

(c)	the lease tenure is in line with the on-going practice of the Company to enter into aircraft lease agreements with independent third parties for a duration of not less than eight years; and

(d)	in considering whether it is a normal business practice for the Aircraft Operating Lease Agreement to have a duration longer than three years, it has also conducted research, on a best effort basis, on other companies with similar airline operations in China (the “Comparables”). In the course of its review, it is noted that the terms of the aircraft lease agreements of the Comparables in general have a duration of longer than three years.

Having considered the factors set out above, Opus Capital Limited is of the view that it is a normal business practice for the airline operating companies to enter into the aircraft lease agreements which is of a duration longer than three years.

INFORMATION ABOUT THE PARTIES

The Company is principally engaged in the business of civil aviation.

CES Leasing is principally engaged in the provision of operating and finance leasing and other leasing services, purchase of domestic and foreign operating and finance lease assets, handling salvage value and maintenance of operating and finance lease assets, and provision of advisory services and guarantee etc. for operating and finance lease transactions. Since its establishment in September 2014, the aircraft leasing business and the equipment leasing business of CES Leasing has rapidly developed while the asset size and the financing amount has also grown rapidly. As at 31 December 2016, the CES Leasing platform helped its customers to introduce 37 aircrafts through direct finance leases, 13 aircrafts by sale-and-lease-back arrangements and 2 helicopters through operating leases; the operating scale of the non-aviation equipment leasing business of CES Leasing reached approximately RMB4.46 billion.

As of 31 December 2016, the total assets and net assets of CES Leasing amounted to approximately RMB10.679 billion and approximately RMB1.15 billion, respectively. For the year ended 31 December 2016, CES Leasing recorded operating revenue and net profits of approximately RMB403 million and approximately RMB0.119 billion, respectively.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2015 Announcement”	mean the announcement of the Company dated 9 July 2015 in respect of the Purchase Agreement

“Aircraft Operating Lease Agreement”	means the five agreements (one for each of the Five Boeing Aircraft as agreed) entered into on 10 August 2017 by the Company with CES Leasing Group, pursuant to which, CES Leasing Group agreed to provide operating leasing to the Company in relation to the Five Boeing Aircraft

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	means the board of Directors

“Boeing Aircraft”	means Boeing 737-800 aircraft

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital as at the date of this announcement

“CES Leasing”

means 東航國際融資租賃有限公司 (CES International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC with registered capital of RMB1 billion, and is directly held as to: (i) 50% by CEA Holding; (ii) 35% by 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited) (an indirect wholly-owned subsidiary of CEA Holding); and (iii) 15% by 包頭盈德氣體有限公司 (Baotou Yingde Gases Co., Ltd.) (an independent third party of the Company, the sole shareholder of which is Yingde Gases (Hong Kong) Company Limited, a company registered in Hong Kong) as at the date of this announcement

“CES Leasing Group”	means CES Leasing or the wholly-owned subsidiary(ies) established or to be established for the purpose of the Operating Lease arrangement

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Directors”	means the directors of the Company

“Five Boeing Aircraft”	means the five Boeing Aircraft, which are expected to be delivered by the Boeing Company to the Company in 2017 pursuant to the Purchase Agreement

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Independent Financial Adviser”	means Opus Capital Limited, a corporation licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities, being the independent financial adviser engaged by the Company to provide an opinion pursuant to Rule 14A.52 of the Hong Kong Listing Rules

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associate(s), if any

“Lessor(s)”	means CES Leasing Group

“Novation”	means the novation of the Purchase Right in respect of the Five Boeing Aircraft under the Novation Agreement

“Novation Agreement”	means the agreement entered into on 10 August 2017 by the Company with CES Leasing Group, pursuant to which, (i) the Company agreed to novate, from the date of the Novation Agreement, its rights and obligations in and under the Purchase Agreement in respect of the Five Boeing Aircraft; and (ii) CES Leasing Group agreed to, from the date of the Novation Agreement, assume all of the rights and obligations in and under the Purchase Agreement in respect of the Five Boeing Aircraft

“Operating Lease”	means the operating leases of the Five Boeing Aircraft as contemplated under the Aircraft Operating Lease Agreement

“PRC”	means the People’s Republic of China

“Proposed Annual Cap”	means the proposed annual caps for the period ending 31 December 2029 in respect of the Aircraft Operating Lease Agreement

“Purchase Agreement”	means the agreement entered into on 9 July 2015 by the Company (as purchaser) with Boeing Company (as seller) as disclosed in the 2015 Announcement

“Purchase Right”	means the right to purchase the Five Boeing Aircraft by the Company from Boeing Company under the Purchase Agreement

“RMB”	means Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	means the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Shareholders”	means the shareholders of the Company

“USD”	means United States dollar, the lawful currency of the United States of America

For illustration purposes only, an exchange rate of USD1.00 to RMB6.677 is used in this announcement. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
10 August 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director)

and Cai Hongping (Independent non-executive Director).

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